Exhibit 99.3

Olympus Pacific Minerals Inc.
Suite 500 – 10 King Street East
Toronto, ON  M5C 1C3
(416) 572-2525

NOTICE OF GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the General Meeting of the shareholders (the “Shareholders”) of Olympus Pacific Minerals Inc. (hereinafter called the “Company”) will be held at the Company’s offices located at Suite 500, 10 King Street East, Toronto, Ontario, on Wednesday, the 22nd day of December, 2010 at the hour of 10:00 a.m. (local time), for the following purposes:

Resolution 1 – Ratification of Issue of Gold Warrants

1.
For the purpose of Australian Securities Exchange (“ASX”) Listing Rule 7.4 and for all other purposes, to consider and, if thought fit, to pass an ordinary resolution of Shareholders, ratifying the allotment and issuance on June 21, 2010 of 2,196 detachable common stock purchase warrants (the “Gold Warrant” and, collectively, the “Gold Warrants”), each exercisable for the purchase of 3,470 common shares of the Company (the “Gold Warrant Shares”) at an exercise price of CAD$0.60 per Gold Warrant Share up to an equivalent of 7,620,120 Gold Warrant Shares until May 31, 2013 to clients of Euro Pacific Capital, Inc. as more particularly described in the accompanying Management Information Circular.

Voting Exclusion Statement: The Company will disregard any votes cast on Resolution 1 by any person who participated in the issue the subject of Resolution 1 and any person associated with those persons. However, the Company need not disregard a vote if the vote is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form or the vote is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Resolution 2 – Ratification of Issue of Agent Warrants

2.
For the purpose of ASX Listing Rule 7.4 and for all other purposes, to consider and, if thought fit, to pass an ordinary resolution of Shareholders, ratifying the allotment and issuance on June 21, 2010 of 2,668,750 share purchase warrants (the “Agent’s Warrants”) to Euro Pacific Capital, Inc. each immediately exercisable for the purchase of one common share of the Company (an “Agent Warrant Share”) at an exercise price of CAD$0.60 per Agent Warrant Share until May 31, 2013 as more particularly described in the accompanying Management Information Circular.

Voting Exclusion Statement: The Company will disregard any votes cast on Resolution 2 by any person who participated in the issue the subject of Resolution 2 and any person associated with those persons. However, the Company need not disregard a vote if the vote is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form or the vote is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Resolution 3 – Ratification of Securities Issued in October Private Placement

3.
For the purpose of  ASX Listing Rule 7.4 and for all other purposes, to consider and, if thought fit, to pass an ordinary resolution of the Shareholders, ratifying the allotment and issuance on October 21, 2010 of 37,000,000 common shares of the Company,  as follows:

(a)	33,780,000 common shares in the form of CHESS Depository Interests (the “CDIs”) and issued to clients of Patersons Securities Limited;

(b)	3,000,000 CDIs issued to FIL Investments International, acting as agent for Fidelity Funds; and

(c)	220,000 common shares (the “Shares”) of the Company issued to Scobie Ward,

all at an issue price of AUD$0.45 per share or CDI, as more particularly described in the accompanying Management Information Circular.

Voting Exclusion Statement: The Company will disregard any votes cast on Resolution 3 by any person who participated in the issue the subject of Resolution 3 and any person associated with those persons. However, the Company need not disregard a vote if the vote is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form or the vote is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Resolution 4 – Approval for Issue of Option to Jura Trust Limited as the Nominee of Mr John Seton

4.
For the purpose of ASX Listing Rule 10.14 and for all other purposes, to consider and, if thought fit, to pass an ordinary resolution of the Shareholders, approving the grant and issue of an option for no consideration to purchase up to 997,252 common shares of the Company at an exercise price of CAD$0.45 per share exercisable until December 31, 2014 to Jura Trust Limited as the nominee of Mr. John Seton, a director and Chief Financial Officer of the Company, as more particularly described in the accompanying Management Information Circular.

Voting Exclusion Statement: The Company will disregard any votes cast on Resolution 4 by Mr John Seton, Jura Trust Limited and any person associated with those persons. However, the Company need not disregard a vote if the vote is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form or the vote is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Resolution 5 – Approval for Issue of Option to General Research Gmb

5.
For the purpose of ASX Listing Rule 7.1 and for all other purposes, to consider and, if thought fit, to pass an ordinary resolution of the Shareholders, approving the grant and issue of an option to purchase up to 100,000 common Shares of the Company at an exercise price of CAD$0.42 per Share exercisable until August 9, 2015 to General Research Gmb, as more particularly described in the accompanying Information Circular.

Voting Exclusion Statement: The Company will disregard any votes cast on Resolution 5 by any person who may participate in the proposed issue and any person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities if the Resolution is passed, and any person associated with those persons.  However, the Company need not disregard a vote if the vote is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form or the vote is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

6.
To transact such further or other business including, without limitation, such amendments or variations to any of the foregoing resolutions, as may properly come before the Meeting and any adjournments thereof.

Accompanying this Notice are a Management Information Circular and a form of Proxy.  The accompanying Management Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Shareholders are entitled to vote at the meeting either in person or by proxy.  Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of Proxy in accordance with the instructions set out in the proxy and in the Management Information Circular accompanying this Notice.  Please advise the Company of any change in your mailing address.

DATED at Toronto, Ontario, this 19th day of November, 2010.

BY ORDER OF THE BOARD

Signed:  “David A. Seton”

Chairman, Chief Executive Officer & Director